UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         Bay Apartment Communities, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    072012107
                                 (CUSIP Number)

                               Thomas J. Sargeant
                             Chief Financial Officer
                             Avalon Properties, Inc.
                                  15 River Road
                            Wilton, Connecticut 06897
                                 (203) 761-6500
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 9, 1998
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [__]

 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Avalon Properties, Inc.
      I.R.S. Identification No. 06-1379111

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)    [__]
      (b)    [__]

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS

      WC, OO (See Item 3)

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT 'TO ITEMS 2(d) OR 2(e) [__]

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7.   SOLE VOTING POWER

      5,212,000 shares (1)  (See Item 5)

 8.   SHARED VOTING POWER

      0

 9.   SOLE DISPOSITIVE POWER

      5,212,000 shares (1)  (See Item 5)

 10.  SHARED DISPOSITIVE POWER

      0

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,212,000 shares (1) (See Item 5)





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 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      [--]

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.6% (2)

 14.  TYPE OF REPORTING PERSON

      HC, CO


      (1) Beneficial ownership of all such shares is being reported hereunder solely as a result of the Option (as hereinafter defined) granted pursuant to the Bay Stock Option Agreement (as defined and described in Item 4 hereof). The reporting person expressly disclaims any beneficial ownership of such shares of Bay Common Stock (as hereinafter defined) pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, because the Option is exercisable (and such shares are obtainable by Avalon) only in the circumstances set forth in Item 4, none of which has occurred as of the date hereof.

     (2) This percentage is obtained, in accordance with Rule 13d-3(d)(1)(i)(D), by dividing the number of shares of Bay Common Stock issuable pursuant to the Option by the sum of the currently outstanding number of shares of Bay Common Stock, as represented to the reporting person in the Merger Agreement (as hereinafter defined), and the shares underlying the Option. The shares of Bay Common Stock represented by the Option are 19.9% of the currently outstanding number of shares of Bay Common Stock, as represented to the reporting person in the Merger Agreement.















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


Item 1.  Security and Issuer

         This statement relates to shares of common stock, par value $.01 per share (the "Bay Common Stock"), of Bay Apartment Communities, Inc. ("Bay") . The address of Bay's principal executive offices is 4340 Stevens Creek Boulevard, Suite 275, San Jose, CA 95129.

Item 2.  Identity and Background

         (a) - (c) and (f). This Schedule 13D is being filed by Avalon Properties, Inc. ("Avalon"), a Maryland corporation. Avalon is a real estate investment trust engaged in the business of developing, acquiring and managing multifamily communities in the United States. Avalon's principal offices are located at 15 River Road, Wilton, Connecticut 06897.

         Each executive officer and each director of Avalon is a citizen of the United States. The name, business address, and present principal occupation of each executive officer and director is set forth in Annex A to this Schedule 13D and specifically incorporated herein by reference.

         Other than executive officers and directors, there are no persons or corporations controlling or ultimately in control of Avalon.

         (d) - (e). During the last five years, neither Avalon nor, to the best knowledge of Avalon, any executive officer or director of Avalon, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Pursuant to the Bay Stock Option Agreement described in Item 4, Bay has granted to Avalon an option (the "Option") to purchase up to 5,212,000 shares of Bay Common Stock at a price of $37.00 per share, exercisable only upon the occurrence of certain events. The exercise of the Option to purchase the full number of shares of Bay Common Stock currently covered thereby would require aggregate funds of $192,844,000. If Avalon were to purchase shares of Bay Common Stock pursuant to the Bay Stock Option Agreement, Avalon currently anticipates that such funds would be provided from Avalon's working capital and/or by borrowings from sources yet to be determined.

Item 4.  Purpose of Transaction

         On March 9, 1998, Avalon and Bay entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Avalon will be merged with and into Bay (the "Merger"), with Bay surviving (Bay, as the surviving corporation in the Merger, the "Surviving Corporation").

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

         As a result of the Merger, each outstanding share of Avalon Common Stock (excluding treasury shares) will be converted into 0.7683 shares of common stock of Bay ("Bay Common Stock"). Each outstanding share of 9% Series A Cumulative Redeemable Preferred Stock ("Avalon Series A Preferred Stock"), of Avalon will be converted into one share of preferred stock of the Surviving Corporation with substantially identical terms as the Avalon Series A Preferred Stock which is converted. Each outstanding shares of Series B 8.96% Cumulative Redeemable Preferred Stock ("Avalon Series B Preferred Stock") of Avalon will be converted into one share of preferred stock of the Surviving Corporation with substantially identical terms as the Avalon Series B Preferred Stock which is converted. Consummation of the Merger would result in the Avalon Common Stock, the Avalon Series A Preferred Stock and the Avalon Series B Preferred Stock ceasing to be authorized to be listed on the New York Stock Exchange and the termination of registration of such securities pursuant to the Act.

         The Merger is subject to a number of conditions set forth in the Merger Agreement. The Merger Agreement is included as Exhibit 1 hereto and as Exhibit
99.1 to Avalon's Current Report on Form 8-K, dated March 10, 1998, as amended (the "Avalon 8-K"), and is hereby incorporated herein by reference.

         As a condition and inducement to Avalon's entering into the Merger Agreement (and a reciprocal stock option agreement), Bay entered into a Stock Option Agreement, dated as of March 9, 1998, by and between Bay, as issuer, and Avalon, as grantee (the "Bay Stock Option Agreement"). Pursuant to the Bay Stock Option Agreement, Bay has granted to Avalon the Option to purchase up to 5,212,000 shares of Bay Common Stock at a price of $37.00 per share, exercisable only upon the occurrence of certain events. Under the Bay Stock Option Agreement, the Total Profit (as defined therein) which Avalon, as grantee, may realize from the Option may not exceed $75 million. Pursuant to the Bay Stock Option Agreement, Avalon has agreed for a period of two years following exercise of the Option not to acquire or seek to acquire assets or securities of Bay, to seek to influence or control management or policies of Bay or to seek representation on Bay's Board of Directors. The Bay Stock Option Agreement is included as Exhibit 2 hereto and as Exhibit 99.4 to the Avalon 8-K and is hereby incorporated herein by reference.

         Pursuant to the Merger Agreement, upon consummation of the Merger, the Board of Directors of the Surviving Corporation will consist of six members of the Board of Directors of Avalon and six members of the Board of Directors of Bay, and such directors shall serve until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

         Pursuant to the Merger Agreement, upon consummation of the Merger, (i) the charter of the Surviving Corporation shall be the charter of Bay, as such charter may be amended as agreed to by Bay and Avalon as set forth in the Articles of Merger or any articles of amendment filed prior to the effective time of the Merger (the "Effective Time") and (ii) the corporate name of the Surviving Corporation shall be Avalon Bay Communities, Inc. The by-laws of the Surviving Corporation shall be the by-laws of Bay in effect at the Effective Time, which by-laws shall be agreed upon by Avalon and Bay prior to the Effective Time.

         Pursuant to the Merger Agreement, the parties have agreed that Gilbert
M. Meyer, Chairman of the Board, Chief Executive Officer and President of Bay, will be Executive Chairman of the Surviving Corporation, that Richard L. Michaux, Chief Executive Officer of Avalon, will be Chief Executive Officer of the Surviving Corporation, and that Charles H. Berman, President and Chief Operating Officer of Avalon, will be President of the Surviving Corporation.

         Pursuant to the Merger Agreement, Bay has agreed, during the period prior to the Effective Time, that neither it nor its subsidiaries shall pay dividends except for its regular quarterly cash dividends in the ordinary course consistent with past practice (subject to an increase of $0.09 per share in such dividend) on Bay Common Stock and certain intercompany dividends.

         Except as set forth in this Item 4, Avalon has no plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

         The preceding summary of certain provisions of the Merger Agreement and the Bay Stock Option Agreement, copies of which are filed as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

Item 5.  Interest in Securities of the Issuer

         (a) and (b). Pursuant to the Bay Stock Option Agreement, Avalon has the right, exercisable only in certain circumstances, none of which have occurred as of the date hereof, to acquire up to 5,212,000 shares of Bay Common Stock, which represents beneficial ownership of approximately 19.9% of the shares of Bay Common Stock currently outstanding (or approximately 16.6% of the shares of the outstanding Bay Common Stock after giving effect to the shares underlying the Option). If Avalon were to acquire such shares, it would have sole voting and, subject to certain restrictions set forth in the Bay Stock Option Agreement, investment power with respect thereto. Because of the limited circumstances in which the Option is exercisable, Avalon disclaims beneficial ownership of such shares of Bay Common Stock subject to the Bay Stock Option Agreement.

         To the best of its knowledge, no executive officer or director of Avalon beneficially owns any shares of Bay Common Stock.

         (a) Except as set forth above, there have been no transactions in shares of Bay Common Stock by Avalon, or, to the best knowledge of Avalon, any of Avalon's executive officers and directors during the past 60 days.

         (b) Not applicable.

         (c) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         A copy of the Bay Stock Option Agreement is included as Exhibit 2 hereto and as Exhibit 99.4 to the Avalon 8-K and is hereby incorporated herein by reference. The rights and obligations of Bay and Avalon under the Bay Stock Option Agreement are subject to all required regulatory approvals.

         A copy of the Merger Agreement is included as Exhibit 1 hereto and as
Exhibit 99.1 to the Avalon 8-K and is hereby incorporated herein by reference. The rights and obligations of Bay and Avalon under the Merger Agreement are subject to all required regulatory approvals.

         Except as set forth in Items 3, 4, 5 and 6 neither Avalon nor, to the best knowledge of Avalon, any of its directors or executive officers, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of Bay.

Item 7.  Materials to be Filed as Exhibits

          1 Agreement and Plan of Merger, dated as of March 9, 1998, by and between Avalon Properties, Inc. and Bay Apartment Communities, Inc. (incorporated by reference to Exhibit 99.1 of the Avalon 8-K).

          2 Stock Option Agreement, dated as of March 9, 1998, by and between Bay Apartment Communities, Inc., as issuer, and Avalon Properties, Inc., as grantee (incorporated by reference to Exhibit 99.4 of the Avalon 8-K).


















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


                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 18, 1998


                                          AVALON PROPERTIES, INC.

                                          By: /s/ Thomas J. Sargeant
                                          Name:   Thomas J. Sargeant
                                          Title:  Chief Financial Officer

































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


                                                                        ANNEX A



                             Identity and Background


         The following table sets forth the names, addresses and principal occupations of the directors and executive officers of Avalon. Except as set forth below, the principal business address of each such director and executive officer is the address of Avalon, 15 River Road, Wilton, Connecticut 06897. Each of such directors and executive officers is a citizen of the United States


                                        DIRECTORS

Name and Business Address               Present Principal Occupation or
                                        Employment

Charles H. Berman                       President and Chief Operating Officer
                                        of Avalon

Michael A. Futterman                    Chairman of American Realty Management
2187 Atlantic Street
7th Floor
Stamford, CT 06902

Christopher B. Leinberger               Managing Director Robert Charles
142 Lincoln Avenue                      Lesser & Co.
Suite 501
Santa Fe, N.M.  87501

Richard L. Michaux                      Chief Executive Officer of Avalon
2900 Eisenhower Avenue
3rd Floor
Alexandria, VA  22314

Richard W. Miller                       Former Senior Executive Vice President
11 Oyster Watcha Road                   and Chief Financial Officer of AT&T
Edgartown, MA  02539

Allan D. Schuster                       Private investor
3937 Merriweather Woods
Alpharetta, GA  30202


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


                               EXECUTIVE OFFICERS

Name and Business Address               Present Principal Occupation or
                                        Employment

Jeffrey B. Albert                       Vice President - Development of Avalon

David W. Bellman                        Vice President - Construction of Avalon

Bryce Blair                             Senior Vice President -
                                        Development/Acquisitions of Avalon
Charles H. Berman                       President and Chief Operating Officer
                                        of Avalon

Gwyneth J. Cote                         Vice President - Property Operations
                                        of Avalon

Lili F. Dunn                            Vice President - Acquisitions and
                                        Dispositions of Avalon

Samuel B. Fuller                        Regional Vice President - Development
                                        of Avalon

Leo S. Horey                            Vice President - Property Operations
                                        of Avalon

David J. Hubbard                        Vice President - Development

James R. Liberty                        Vice President - Construction

Joanne M. Lockridge                     Vice President - Finance

William M. McLaughlin                   Vice President - Development

Richard L. Michaux                      Chief Executive Officer of Avalon

Timothy J. Naughton                     Regional Vice President - Development
                                        of Avalon

Thomas J. Sargeant                      Chief Financial Officer and Secretary
                                        of Avalon

Robert H. Slater                        Senior Vice President - Property
                                        Operations of Avalon

Alexander C. Twining                    Vice President - Development of Avalon

Exhibit Number                          Description

1 Agreement and Plan of Merger, dated as of March 9, 1998, by and between Avalon Properties, Inc. and Bay Apartment Communities, Inc.
                                        (incorporated by reference to Exhibit
                                        99.1 of the Avalon 8-K).

2 Stock Option Agreement, dated as of March 9, 1998, by and between Bay Apartment Communities, Inc., as issuer, and Avalon Properties, Inc., as grantee (incorporated by reference to Exhibit
                                        99.4 of the Avalon 8-K).




























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